1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 12, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/12/12

Chunghwa Telecom Co., Ltd.
By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/11/11:	To announce the acquisition of Taiwan Power Company Corporate Bonds

2. Announcement on 2011/11/14:	To announce the acquisition of Taiwan Semiconductor Manufacturing Co., Ltd. Corporate Bonds

3. Announcement on 2011/11/16:	To announce the procurement of VDSL2 broadband access network system

4. Announcement on 2011/11/16:	To announce the procurement of VDSL2 broadband access network system

5. Announcement on 2011/11/16:	To announce the acquisition of Taiwan Semiconductor Manufacturing Co., Ltd. Corporate Bonds

6. Announcement on 2011/11/18:	To announce the procurement of Information and Network Device

7. Announcement on 2011/11/18:	Clarification of the report that the company’s revenue for 2012 will be targeting at NT$191 bn and will focus on network construction

8. Announcement on 2011/11/21:	Chunghwa Telecom holds a non-deal road show

9. Announcement on 2011/11/22:	Chunghwa Telecom holds an investor conference

10. Announcement on 2011/11/24:	To announce the acquisition of China Steel Corporation Corporate Bonds

11. Announcement on 2011/12/09:	To announce the Company’s November 2011 revenues

12. Announcement on 2011/12/09:	November 2011 sales

EXHIBIT 1

To announce the acquisition of Taiwan Power Company Corporate Bonds

Date of events: 2011/11/11

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Taiwan Power Company- Corporate Bonds (Code: B903R9 、B903SJ)

2.Date of occurrence of the event: 2011/08/02~2011/11/11

3.Volume, unit price, and total monetary amount of the transaction: NT$417,611,780.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KGI Securities and Yuanta Securities; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Denomination NT$3,140,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 7.46% of total assets; 8.60% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$33,568,293,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.44.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 2

To announce the acquisition of Taiwan Semiconductor Manufacturing Co., Ltd. Corporate Bonds

Date of events: 2011/11/14

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Taiwan Semiconductor Manufacturing Co., Ltd. - Corporate Bonds (Code: B618AW, B618AS)

2. Date of occurrence of the event:2011/09/28~2011/11/14

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$607,556,636

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Capital Securities and MasterLink Securities Corporation; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; none; none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Denomination NT$600,000,000; N/A; None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 7.51% of total assets; 8.66% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$33,568,293,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of:NT$23.1

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 3

To announce the procurement of VDSL2 broadband access network system

Date of events: 2011/11/16

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): VDSL2 broadband access network system (group B) for 2011.

2. Date of the occurrence of the event: 2010/12/09~2011/11/16

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$631,420,685

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): D-Link Corporation Taiwan.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Telecom construction

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

To announce the procurement of VDSL2 broadband access network system

Date of events: 2011/11/16

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): VDSL2 broadband access network system (group A) for 2011.

2. Date of the occurrence of the event: 2011/11/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$749,920,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Partial delivery, partial payment.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition:

To construct broadband access network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

To announce the acquisition of Taiwan Semiconductor Manufacturing Co., Ltd. Corporate Bonds

Date of events: 2011/11/16

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Taiwan Semiconductor Manufacturing Co., Ltd. - Corporate Bonds (Code: B618AU)

2. Date of occurrence of the event: 2011/11/16~2011/11/16

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$307,835,303

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MasterLink Securities Corporation; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; none; none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Denomination NT$900,000,000; N/A; None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 7.43% of total assets; 8.57% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$33,568,293,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$ 23. 1

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

To announce the procurement of Information and Network Device

Date of events: 2011/11/18

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Information and Network Device for 2011.

2. Date of the occurrence of the event: 2011/09/09~2011/11/18

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$301,761,085

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd. ; equity method investment.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition:

Telecom construction

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 7

Clarification of the report that the company’s revenue for 2012 will be targeting at NT$191 bn and will focus on network construction

Date of events: 2011/11/18

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2011/11/18

3. Content of the report: Chunghwa Telecom targets 2011 revenue at NT$191 billion and will focus on network construction

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company has yet to prepare the guidance of 2012. Any forecast information in the future will be announced upon the Board’s approval

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom holds a non-deal road show

Date of events: 2011/11/21

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/11/28~2011/12/01

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: USA

3. Financial and business related information: Please refer to http://newmops.tse.com.tw or http://www.cht.com.tw/ir

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom holds an investor conference

Date of events: 2011/11/22

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/11/26

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 10

To announce the acquisition of China Steel Corporation Corporate Bonds

Date of events: 2011/11/24

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): China Steel Corporation Corporate Bonds (Code: B801A8 、B801A7)

2. Date of occurrence of the event: 2011/11/08~2011/11/24

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$417,208,034

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Capital Securities Corporation; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Lump sum cash payment; none; none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$1,000,000,000; N/A; None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 7.46% of total assets; 8.60% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$33,568,293,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of:NT$18.91

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 11

To announce the Company’s November 2011 revenues

Date of events: 2011/12/09

Contents:

1. Date of occurrence of the event: 2011/12/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 1.3% year-over-year decrease in unconsolidated total revenue to NT$15.72 billion in November 2011. Operating income decreased by 11.0% year-over-year to NT$4.16 billion, net income decreased by 4.5% year-over-year to NT$3.75 billion, and EPS rose by 17.1% to NT$0.48. The revenue decrease was primarily attributable to (1) the decrease in mobile service revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, (2) the hold back of handset sales because of customers’ wait for new iPhone model, (3) the relatively higher Universal Service Revenue for the same period last year, (4) the decrease in international settlement revenue and (5) the broadband tariff cut and mobile internet service discounts, which offset (1) the increase of local fixed line revenue resulting from the pricing right shift, and (2) the growth of mobile value added service revenue and MOD revenue.

Operating costs and expenses increased year over year, mainly attributable to higher interconnection costs from the shift of pricing right of a fixed to mobile call from mobile operators to fixed network operators. Net income decreased mainly due to the decrease of operating income, which offset the lower loss due to available-for-sale financial assets disposal. The increase in EPS was mainly due to the capital reduction in January 2011, which decreased the number of outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

Chunghwa Telecom

December 09, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
Nov	Invoice amount	16,092,342	17,243,053	(-) 1,150,711	(-) 6.67%
Jan-Nov	Invoice amount	179,201,260	186,460,472	(-) 7,259,212	(-) 3.89%
Nov	Net sales	15,723,420	15,936,184	(-) 212,764	(-) 1.34%
Jan-Nov	Net sales	176,084,741	170,320,905	(+) 5,763,836	(+) 3.38%

b	Trading purpose : None